MORRISON & FOERSTER LLP

ITO & MITOMI

(REGISTERED ASSOCIATED OFFICES)



03003202

January 6, 2003

Writer's Direct Dial Number
+81 3-3214-6522

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek

PROCESSED
FEB 0 3 2003
THOMSON
FINANCIAL

Re: **File No. 82-4885 / Fujitsu Support and Service Inc.**
Submission of Information Required Under Rule 12g3-2(b) of the
Securities Exchange Act of 1934, as amended.

Dear Mr. Dudek:

On behalf of our client, Fujitsu Support and Service Inc. (the "Company"), I am
furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the
"Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Semi-Annual Securities Report for the Period from April 1, 2002 to
September 30, 2002 (the "Semi-Annual Securities Report"). The Company filed
the Semi-Annual Securities Report with the Kanto Local Finance Bureau and the
Tokyo Stock Exchange on December 12, 2002, pursuant to Article 24(1) of the
Securities and Exchange Law of Japan. A brief description of the contents of the
Semi-Annual Securities Report is attached hereto as Exhibit A.

tk-102287

モリソン・フォースター外国法事務弁護士事務所
伊藤 見富法律事務所
（特定共同事業事務所）

MORRISON & FOERSTER LLP

ITO & MITOMI

(REGISTERED ASSOCIATED OFFICES)

Securities and Exchange Commission
January 6, 2003
Page Two

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: (81) 3-3214-6522, fax: (81) 3-3214-6512).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to the messenger making this delivery.

Very truly yours,

Samoa Watanabe

Enclosure

cc: Ms. Shimazu
     Mr. Kitazume
     Chuck Comey

tk-102287

Semi-Annual Securities Report for
The Period from April 1, 2002 to September 30, 2002
("Semi-Annual Securities Report")

The Semi-Annual Securities Report includes the following information relating to Fujitsu Support and Service Inc. (the "Company") and its consolidated subsidiaries (together with the Company, the "Fsas Group") for the period from April 1, 2002 to September 30, 2002 (the "Interim Period"):

1. General Company Information, including an index of the Company's key financial information for the Interim Period and two previous terms, on a consolidated and non-consolidated basis; description of any material changes to the Fsas Group's business and to summary information of the Company's parent company and subsidiaries; and information relating to employees of the Fsas Group.

2. Business Overview, for the consolidated Fsas Group, including an overview of business activities and a summary of operations for the Interim Period, including separate summaries for the Information Technology Services business and the Technical Support Services business; a cash flow summary; summaries of customer orders and sales activities; future tasks to be addressed; a listing of material contracts; and research and development activities.

3. Facility Information, including any material changes during the Interim Period relating to the Fsas Group's owned and leased facilities and plans for constructions or disposals thereof.

4. Share, Shareholder and Management Information, including information on the Company's capital and outstanding common stock; information on the Company's voting and treasury shares; summary information on the Company's major shareholders; an index of market prices of the Company's shares traded on the First Section of the Tokyo Stock Exchange during the Interim Period; and changes to the Members of the Board and Corporate Auditors of the Company.

5. Accounting Information, including audited financial statements for the Interim Period, including consolidated and non-consolidated interim balance sheets and statements of income, and consolidated interim statements of retained earnings and interim statements of cash flow (as compared with prior dates and periods), and notes and supplementary information thereto; and reports of the independent certified public accountants on the financial statements for the Interim Period and prior interim period.

6. <u>Reference Information</u>, including a listing of the Company's securities filings made in Japan between the beginning of the Interim Period and the date of submission of this Semi-Annual Securities Report.